SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly Held Company
Brazilian Taxpayer Number (CNPJ) 02,558,074/0001-73
Board of Trade Registration Number (NIRE) 35.3.0015879 -2

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
Brazilian Taxpayer Number (CNPJ) 02.558.118/0001
Board of Trade Registration Number (NIRE) 31.3.0002535 -7

and

TELEMIG CELULAR S.A.
Publicly Held Company
Brazilian Taxpayer Number (CNPJ 02.320.739/0001 -06
Board of Trade Registration Number (NIRE) 31.3.0001299 -9

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig Celular S.A. (“Telemig Celular”) announce that in light of the acquisition of control of Telemig Participações and indirectly of Telemig Celular as published on April 3, 2008 we filed today with the “Comissão de Valores Mobiliários” (“CVM”) the required preliminary filing of the Offer To Purchase for Cash (Offer to Purchase due to transfer of control) all of the outstanding common shares of Telemig Participações and Telemig Celular in accordance with “Instruction CVM nr. 361/02”.

As soon as CVM authorizes and gives us the official register number for the offer, Vivo Part will publish in the Brazilian newspapers in detail the final Public Offer Notice (“Edital”).

São Paulo, April 11, 2008.

Ernesto Gardelliano

Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.